Mail Stop 4561
									January 6, 2006

Mr. Ping`an Wu
President and Chief Executive Officer
China Properties Developments, Inc.
89 Chang`an Middle Road
Yangming International Tower, 26th and 27th Floors
Xi`an, China 710061

Re:	China Properties Developments, Inc. (f/k/a Bangla Property
Management, Inc.)
		Form 10-KSB for Fiscal Year Ended March 31, 2005
		Filed July 7, 2005
Forms 10-QSB for Fiscal Quarters Ended June 30, 2005 and September
30, 2005
		Filed August 18, 2005 and December 20, 2005
		File No. 0-50637

Dear Mr. Wu:

      We have reviewed your amendments filed December 15, 2005 and have the following additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Fiscal Quarter Ended September 30, 2005

Consolidated Statements of Cash Flows, page F-3

1. Please explain to us how you determined the amounts reported as cash flows used in or provided by changes in accounts receivable and amounts due from affiliates. For example, the change in accounts receivable and due from affiliates for the nine months ended September 30, 2005 suggests that you experienced $2.5 million in cash outflows as a result of changes in accounts receivable and $0.9 million in cash inflows from loans provided by affiliates rather than the amounts reported in your statement of cash flows.

2. Please explain to us the nature of amounts due to and from officers and affiliates and tell us how you considered paragraphs 15 through 24 of SFAS 95 in determining the appropriate classification as operating, investing or financing activities. In your response, please also explain the reclassification from operating to financing activities when compared to your December 31, 2004 financial statements included in your proxy filed on September 23, 2005.

3. Please tell us what exchange rates you used and how you measured the effect of $169,787 of exchange rate changes on cash balances held in foreign currencies. Refer to paragraph 25 of SFAS 95.

4. Please revise the amounts reported as "net income", "minority interest" and "cash at end of period" to be consistent with the amounts reported in your consolidated balance sheet and statements of income.

Note 1 - Organization and Operations, page F-4

5. Please revise to clearly disclose the legal and accounting form of the merger between Bangla and Wollaston, the parent company of Jiahui. Your disclosure should identify the financial statements presented in this filing, the legal and accounting acquirer and how you plan on accounting for this transaction. For instance, it is not clear from your disclosure in Note 9 whether you plan on accounting for this transaction as a business combination or a recapitalization.

6. Supplementally, please provide us with a reconciliation of the change in stockholders` equity during the three and nine months ended
September 30, 2005 from the amounts reported in your December 31, 2004 and June 30, 2005 financial statements filed with your proxy on
September 23, 2005. In your response, please also explain any change in the minority holders` ownership interest in Jiahui and the difference between the minority interest of $0.6 million presented in your pro forma combined balance sheet as of June 30, 2005 and $0.3 million presented in your consolidated balance sheet as of September
30, 2005.

Note 2 - Significant Accounting Policies, page F-4

7. We note that you engage in the business of real estate development, property management and related services. Please revise your financial statements to disclose your revenue recognition policy related to each source of revenue. In this regard, please disclose the types of services provided and your accounting policy for recognizing revenue and costs incurred related to each of these services. Finally, in your response, please cite the relevant accounting literature that supports your policy.

8. Please advise us of and revise to disclose your accounting policy with respect to capitalized costs associated with your construction projects disclosed in Note 6. In this regard, please describe in sufficient detail the types of acquisition and development costs capitalized in connection with construction projects, the period during which these costs are capitalized and the amount of interest capitalized during each period presented. In addition, please tell us and disclose at what stage you consider the project to be complete for depreciation to commence. Refer to SFAS 67, SFAS 34 and EITF 97-
11.

9. Please advise us of, and in future filings disclose, your accounting policy with respect to your long-term investments. In your response, please tell us the nature of your long-term investments, how you determined the recorded value and how you measure these assets for impairment.

Foreign Currency Translation, page F-5

10. Please tell us and revise your disclosure to explain how you translate your financial statements into the reporting currency in accordance with paragraph 12 of SFAS 52.

Property, Plant and Equipment, page F-6

11. Please disclose the depreciable lives associated with your buildings. In your response, please describe to us (1) the nature and purpose of the Jiahui and Yangming construction projects disclosed in Note 6, (2) the date of completion or, in the case of the Yangming building, the expected completion date, (3) the date depreciation commenced and (4) the amount of depreciation recorded in your financial statements.

Note 3 - Related Party Transactions, page F-6

12. Please disclose the nature of the relationship involved with Shaanxi JiaHui Hantang Book Publishing Co., Ltd. Refer to paragraph
2(a) of SFAS 57. Please also revise to include the disclosures required by paragraph 2 of SFAS 57 with respect to transactions with your officers and affiliates or further explain to us why you do not consider these to be related party transactions. Please also revise your related disclosure in MD&A on page 12.

Note 10 - Loan Participation, page F-8

13. Please disclose the original terms of your loan arrangement
and
any subsequent amendments, including amendments associated with the
conversion, as well as the date of conversion.  Please also
disclose
(1) the name of the project, (2) the participation percentage in the
project, (3) the terms of participation, including the allocation of
distributions as well as income or loss generated by the project,
(4)
any limitation on the amount of participation, including whether you remain liable to repay principal and/or interest on the loan to the extent such amount exceeds earnings and/or distributions generated from the project.

14. Please disclose how you plan on accounting for the conversion and subsequent participation in the profits, losses and distributions from the project. In your response, please identify the lender and cite the accounting literature you rely on to support your accounting.

Item 2. Management`s Discussion and Analysis or Plan of Operation

Results of Operations, page 10

15. MD&A should be a discussion and analysis of the company`s business as seen through the eyes of those who manage the business.
Please enhance your discussion and analysis of the operations of the business to focus on the key indicators and material trends of your financial condition and operating performance. In this regard, please also describe the types of services you provide and how you generate revenue from providing these services. For instance, there is no discussion of the reasons why your gross profit remained substantially the same during the third quarter in light of your emphasis on the significant year over year increase in quarterly revenues. Also, there is no discussion of seasonality in your business despite the fact that, based on your results in 2004, a significant portion of revenue appears to be generated in the second and fourth quarter. Refer to SEC Release 33-8350.

Liquidity and Capital Resources, page 12

16. Please revise your disclosure or further explain to us how you generated positive cash flow from operations during the nine months ended September 30, 2005. In your revised disclosure, the discussion and analysis of liquidity should focus on material changes in operating, investing and financing cash flows, and the reasons underlying those changes. In addition, you should include a discussion of your upcoming cash requirements over both the short and long term. Refer to SEC Release 33-8350.

Form 8-K/A Filed August 30, 2005

17. Please amend your filing to provide the financial statements of
Wollaston Industrial Limited and pro forma financial information required by Item 310(c) and 310(d) of Regulation S-B, respectively, under Item 9.01 of Form 8-K. Please make any conforming revisions to these financial statements in response to the above comments.

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Amanda Sledge, Staff Accountant, at (202)
551-
3473 or the undersigned at (202) 551-3431 if you have questions.



								Sincerely,



      Josh Forgione
      Staff Accountant
Mr. Ping'an Wu
China Properties Developments, Inc.
January 6, 2006
Page 5